[.TX] 1-13


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No.____________)*

                               Garden Botanika
                   -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                  364854109
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




















SEC 1745 (2/95)


4134159                      Page  1  of  9  pages
                                  ---    ---

- -------------------------------
CUSIP No.  364854109                     13G
- -------------------------------


- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BankAmerica Corporation
       94-1681731

- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) |_|
                                                           (b) |X|

- -------------------------------------------------------------------------------
3      SEC USE ONLY



- -------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

- -------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

      NUMBER OF             -0-
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      6     SHARED VOTING POWER
      OWNED BY
        EACH                -0-
      REPORTING       ---------------------------------------------------------
       PERSON         7     SOLE DISPOSITIVE POWER
        WITH
                            -0-
                      ---------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            759,232
- -------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       759,232
- -------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- -------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


       10.74%
- -------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       HC

- -------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


4134159                      Page  2 of  9  pages
                                  ---   ---

- -------------------------------
CUSIP No.  364854109                     13G
- -------------------------------


- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bank of America NT&SA
       94-1687665
- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) |_|
                                                           (b) |X|

- -------------------------------------------------------------------------------
3      SEC USE ONLY



- -------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION


       United States
- -------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

      NUMBER OF             -0-
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      6     SHARED VOTING POWER
      OWNED BY
        EACH                -0-
      REPORTING       ---------------------------------------------------------
       PERSON         7     SOLE DISPOSITIVE POWER
        WITH
                            -0-
                      ---------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            759,232
- -------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       759,232
- -------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- -------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


       10.74%
- -------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       BK
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


4134159                      Page  3 of  9  pages
                                  ---   ---

- -------------------------------
CUSIP No.   364854109                    13G
- -------------------------------


- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       BankAmerica Ventures
       95-6016836
- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) |_|
                                                           (b) |X|

- -------------------------------------------------------------------------------
3      SEC USE ONLY



- -------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION


       California
- -------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

      NUMBER OF             759,232
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      6     SHARED VOTING POWER
      OWNED BY
        EACH                -0-
      REPORTING       ---------------------------------------------------------
       PERSON         7     SOLE DISPOSITIVE POWER
        WITH
                            -0-
                      ---------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            759,232
- -------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       759,232
- -------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- -------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       10.74%
- -------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       CO

- -------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


4134159                      Page  4 of  9  pages
                                  ---   ---

                  SCHEDULE 13G

Item 1(a)  Name of Issuer:                      Garden Botanika

      (b)  Address of Issuer's
           Principal Executive Offices:         8624 154th Avenue N.E.
                                                Redmond, Washington  98052

Item 2(a)  Names of Person Filing:              BankAmerica Corporation
                                                   ("BAC")
                                                Bank of America NT&SA
                                                   ("BANTSA")
                                                BankAmerica Ventures
                                                   ("BAV")
      (b)  Address of Principal
           Business Offices:                    (For BAC and BANTSA)
                                                555 California Street
                                                San Francisco, CA  94104

                                                (For BAV)
                                                950 Tower Lane, Suite 700
                                                Foster City, CA  94404

      (c)  Citizenship:                         BAC is organized under the
                                                laws of Delaware.  BAV is
                                                organized under the laws
                                                of California.  BANTSA is
                                                a national banking
                                                association organized
                                                under the laws of the
                                                United States.

      (d)  Title of Class of Securities:        Common stock

      (e)  CUSIP Number:                        364854109

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:*

           (a) [ ]     Broker or Dealer registered under Section 15 of the
                       Act

           (b) [X]     Bank as defined in section 3(a)(6) of the Act

           (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

           (d) [ ] Investment Company registered under section 8 of the Investment Company Act

           (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

           (g) [X] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

           (h) [ ]     Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)
- -------------
* Not applicable as to BAV's beneficial ownership. For BAV this statement is filed pursuant to Rule 13d-1(c).


4134159                      Page  5 of  9  pages
                                  ---   ---

Item 4      Ownership*

            (a)  Amount Beneficially Owned:
                    BAC                                                759,232
                    BANTSA                                             759,232
                    BAV                                                759,232

            (b)  Percent of Class:
                    BAC                                                 10.74%
                    BANTSA                                              10.74%
                    BAV                                                 10.74%

            (c)  Number of shares as to which such person has:

                 (i)  sole power to vote or direct the vote:
                         BAC                                                 0
                         BANTSA                                              0
                         BAV                                           759,232

                (ii)  shared power to vote or direct the vote:
                         BAC                                                 0
                         BANTSA                                              0
                         BAV                                                 0

               (iii)  sole power to dispose or direct the
                      disposition of:
                         BAC                                                 0
                         BANTSA                                              0
                         BAV                                                 0

                (iv)  shared power to dispose or direct the
                      disposition of:**
                         BAC                                           759,232
                         BANTSA                                        759,232
                         BAV                                           759,232


Item 5      Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6      Ownership of More than Five Percent on Behalf
            of Another Person.                              Not Applicable.


- -------------

*     Ownership information is as of May 31, 1996 pursuant to Rule
      13d-1(b)(2). The Issuer's securities are directly owned by BAV. BAV is a wholly-owned subsidiary of BANTSA, which in turn is a wholly-owned subsidiary of BAC and thus the Reporting Persons may be deemed to beneficially own the securities. The filing of this Schedule 13G should not be construed as an admission that either BANTSA or BAC is the beneficial owner of the Issuer's securities and such beneficial ownership is expressly disclaimed.
** The power to dispose or direct the disposition of shares is shared between the parent company and its subsidiaries.


4134159                      Page  6 of  9  pages
                                  ---   ---

Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

            See Item 2. The entities described below are direct or indirect wholly-owned subsidiaries of BAC, which is a registered bank holding company. BANTSA is a bank as defined in section 3(a)(6) of the Act. BAV is a corporation and is the BAC subsidiary that holds the direct investment in the Issuer.

Item 8      Identification and Classification
            of Members of the Group.

            See Item 7.

Item 9      Notice of Dissolution of Group.                 Not Applicable.

Item 10     Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.









4134159                      Page  7 of  9  pages
                                  ---   ---

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         BankAmerica Corporation*



Dated: June 5, 1996                      By /s/ JAMES H. WILLIAMS
                                            ------------------------
                                            James H. Williams
                                            Executive Vice President



                                         Bank of America NT&SA*



Dated: June 5, 1996                      By /s/ JAMES H. WILLIAMS
                                            ------------------------------
                                            James H. Williams
                                            Group Executive Vice President



















*Evidence of authority to sign on behalf of corporation and Exhibit A (the Agreement Re Joint Filing of Schedule 13G) follow.









4134159                      Page  8 of  9  pages
                                  ---   ---

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                          BankAmerica Ventures*


Dated: June 5, 1996                       By /s/  JUDITH A. BOYLE
                                             --------------------
                                             Judith A. Boyle
                                             Counsel














*Evidence of authority to sign on behalf of corporation and Exhibit A (the Agreement Re Joint Filing of Schedule 13G) follow.








4134159                      Page 9 of 9 pages
                                 ---  ---

Board of Directors                                  Adopted:  November 1, 1993
BankAmerica Corporation                          Last amended:  August 1, 1994


          GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)
          ----------------------------------------------------------


      1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                     GROUP 1

            the Chairman of the Board
            the Chief Executive Officer
            the President
            any Vice Chairman of the Board
            any Vice Chairman
            the Chief Financial Officer
            the Treasurer
            any Executive Vice President
            any Senior Vice President
            any Vice President
            the Secretary

      2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.

Board of Directors                                            November 7, 1994
Bank of America NT&SA


                 GENERAL OPERATING RESOLUTION (Excerpts from)
                 --------------------------------------------


2.    Regulatory Matters.
      ------------------

      (a) Any ONE of the officers of the Bank listed below under the designation Group III, or any member of the Legal or Tax
                        ---------
            Departments of the Bank holding the title of counsel or a title senior thereto is authorized to sign registrations, reports, certificates, applications and other writings on behalf of the Bank for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officer or member, except for applications for letters patent, trademarks, copyrights, service marks, and similar matters, which are addressed in paragraph (b) below.


4.    Officer Group Designations.
      --------------------------

      As used herein the officer designations "Group I," "Group II," and "Group III" consist of the officers listed below:




Group I
- -------

the Chairman of the Board
the President
any Vice Chairman of the Board
any Vice Chairman
the Chief Operating Officer
the Chief Financial Officer
any Group Executive Vice
  President
any Executive Vice President
any Senior Vice President
any Managing Director
any Vice President
any Assistant Vice President
any Senior Authorized Officer
any Senior Trust Officer
any Trust Officer

Board of Directors                                           February 14, 1995
BankAmerica Ventures


                 GENERAL OPERATING RESOLUTION (Excerpts from)
                 --------------------------------------------


            4. The Board of Directors of this corporation authorizes any officer of this corporation, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.

                                                                       Exhibit A


                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13G


The undersigned hereby agrees as follows:

            (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

            (ii)  Each of them is  responsible  for the  timely  filing  of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



Dated: June 5, 1996                       BANKAMERICA CORPORATION

                                          By:   /s/ JAMES H. WILLLIAMS
                                                ----------------------
                                                   (James H. Williams)

                                          Its:  Executive Vice President


Dated: June 5, 1996                       BANK OF AMERICA NT&SA

                                          By:   /s/ JAMES H. WILLIAMS
                                                ---------------------
                                                   (James H. Williams)

                                          Its:  Group Executive Vice President


Dated: June 5, 1996                       BANKAMERICA VENTURES

                                          By:   /s/ JUDITH A. BOYLE
                                                -------------------
                                                   (Judith A. Boyle)

                                          Its:  Counsel